

SHARK WHEEL, INC

Audited Consolidated Financial

Statements December 31, 2024 and 2023

Table of Contents

Independent Accountant Audit Report

Management
Shark Wheel, Inc.
Lake Forest, CA 92630

Opinion
We have audited the consolidated financial statements of Shark Wheel, Inc. which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Shark Wheels, Inc. as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shark Wheel, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Caramel Inc's ability to continue as a going concern for one year after the issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ABC Company's internal control. Accordingly, no such opinion is expressed.[1]

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Caramel Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Kelli Stinnett

CTK Accounting and Consultancy, LLC
Nicholasville, Kentucky 40356
April 12, 2025

Shark Wheels Inc
Balance Sheet
For the Year Ended December 31, 2024 and 2023

	2024	2023
Assets		
Current assets		
Cash and Cash Equivalents	$ 343,978	$ 360,581
Accounts Receivable	63,456	$ 386,900
Inventory	1,685,219	$ 2,320,770
Deposits on Inventory	-	$ 37,015
Prepaid Expenses	40,235	$ 44,579
Accrued Income	6,418	$ 2,889
Total Current Assets	2,139,306	3,152,734
Non Current Assets		
Fixed Assets Net	167,447	$ 100,647
Intangible Assets Net	166,373	$ 138,623
Security Deposits	2,000	$ 4,490
Total Non-Current Assets	335,820	243,760
Total Assets	$ 2,475,126	$ 3,396,494
Liabilities and Equity		
Current Liabilities		
Accounts Payable	1,116,242	$ 1,105,498
Credit Cards	50,823	63,771.00
Payroll Liabilities	23,703	19,618.00
Accrued Expenses	29,915	24,685.00
Loan Payable- Current	11,245	48,776.00
Total current liabilities	1,231,928	1,262,348
Long Term Liabilities		
Loan Payable- Non Current	1,051,599	651,599
Total Long Term Liabilities	1,051,599	651,599
Total Liabilities	2,283,527	1,913,947
Equity		
Common Stock - Class A par value 0.0001	1,660	1,660
Common Stock - Class B par value 0.0001	63	63
Common Stock - Class C par value 0.0001	239	239
Additional Paid-in Capital	8,602,382	8,602,382
Accumulated Deficit	(7,121,797)	(6,202,929)
Net Income/(Loss)	(1,290,948)	(918,868)
Total Equity	191,599	1,482,547
Total liabilities and Equity	$ 2,475,126	$ 3,396,494

The accompanying notes are an integral part of these financial statements.

Shark Wheel Inc.

Statement of Income

For the Year Ended December 31, 2024 and 2023

		2024		2023
Service Revenue				
Product Revenue	$	4,148,646	$	5,272,852
Less Refunds/Returns	$	344,636		121,725
Total Revenue		3,804,010		5,151,127
Cost of Goods Sales				
Cost of Sales		3,337,721		4,557,510
Total Cost of Sales		3,337,721		4,557,510
Gross Profit		466,289		593,617
General and Administrative Expenses				
General and Administrative Expenses	$	1,803,287		1,591,359
Total Expenses		1,803,287		1,591,359
Other Income/ Loss				
Royalty Income		13,894		13,564
Interest Income		90		1,733
ERC Tax Credit		26,401		61,476
Credit Card Points		5,666		2,101
Total Other Income/Loss		46,051		78,874
Net Earnings	$	(1,290,947)	$	(918,868)

The accompanying notes are an integral part of these financial statements.

Shark Wheels, Inc
Statement of Stockholders' Equity
For the Years Ending December 31, 2024 and 2023

	Units	Member Equity	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid in Capital	Total Accumulated Deficit	Shareholders Capital (Deficit)
			Shares	Amount	Shares	Amount	Shares	Amount			
Balance as of December 31, 2022			16,332,361	1,633	627,728	63	2,118,961	212	7,214,730	(6,202,930)	1,013,708
Issuance of Stock/Units for Cash			267,143	27	-	-	266,431	27	1,340,917		1,340,971
Offering Costs									46,735.79		46,736.00
Net Loss										(918,868)	(918,868)
Balance as of December 31, 2023			16,599,504	1,660	627,728	63	2,385,392	239	8,602,383	(7,121,798)	1,482,547.49
Issuance of Stock/Units for Cash			-	-	-	-	-	-	-	-	-
Offering Costs											-
Net Loss										(1,290,947)	(1,290,948)
Balance as of December 31, 2023		0	16,599,504.00	1,660	627,728	63	2,385,392	239	8,602,383	(8,412,745)	191,599

Shark Wheels Inc.

Statement of Cash Flow

For the Year Ended December 31, 2024 and 2023

	2024	2023
OPERATING ACTIVITIES		
Net Income	$ (1,290,947)	$ (918,868)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	323,444	(340,237)
Depreciation Expense	26,850	18,475
Amortization Expense	12,294	5,693
Accounts Payable	10,744	402,427
Investments	-	7,500
Credit Card	(12,948)	25,664
Payroll Liabilities	4,085	11,066
Accrued Liabilities	5,230	(12,738)
Prepaid Expenses	(4,344)	4,703
Security Deposits	2,490	5,678
Accrued Income	5,158	(1,646)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	373,003	126,585
Net cash provided by operating activities	(917,944)	(792,283)
INVESTING ACTIVITIES		
Investment in Patent	(40,044)	(46,589)
Investment in PPE	(93,650)	(66,600)
Inventory Purchases and Adjustment	635,551	(732,360)
Deposits on Inventory	37,015	137,961
Net cash provided by investing activities	538,872	(707,588)
FINANCING ACTIVITIES		
Loans Current Portion	(37,531)	(514,719)
Loans Non-Current	400,000	368,265
Issuance of Shares for Cash	-	1,341,025
Loan Receivable	-	112,835
Net cash provided by financing activities	362,469	1,307,406
Net cash increase/(decrease) for period	(16,603)	(192,465)
Cash at beginning of period	360,581	553,046
Cash at end of period	343,978	360,581

The accompanying notes are an integral part of these financial statements.

Shark Wheel Inc
Notes to Consolidated Financial Statements

NOTE 1- NATURE OF OPERATIONS

Shark Wheel, LLC (the "LLC") was formed on October 24, 2012, in the State of California. On December 21, 2018, LLC was converted to Shark Wheel, Inc. The consolidated financial statements of Shark Wheel, Inc. and its subsidiaries (collectively the "Company" or "Shark Wheel") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Lake Forest, California.

Since inception, the Company relied on raising equity, issuing loans and operations to fund its business. The Company has had an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The account and reporting policies of the company conforms to US GAAP.

Principals of Consolidation
The accompanying consolidated financial statement include the accounts of Shark Wheel, Inc. and subsidiaries, Shark Wheel Agriculture, LLC, Shark Wheel Electric, LLC and Shark Wheel Skate, LLC, its wholly owned subsidiaries.

Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received as an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Cash and Cash Equivalent
Cash is defined as currency on hand and in demand deposits. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. On December 31, 2024, and 2023, the Company's cash balances did not exceed federally insured limit. For the years ending December 31, 2024 and 2023 the company held cash balances of $343,978 and $360,581 respectively. The Company has not experienced any losses on such accounts and believes it is not exposed to significant financial risk with respect to cash balances.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Topic 326, *Financial Instruments - Credit Losses (Topic 326)*, which significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through earnings.

The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of consolidated financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in Topic 326 consist primarily of trade accounts receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the consolidated financial statements, and primarily resulted in enhanced disclosures only.

Credit is extended based on evaluation of a customer's financial condition and collateral is not required. Accounts receivables are due within 30 to 60 days, and no interest is charged on past-due accounts. Accounts receivables are stated at amounts due from customers net of an allowance for credit losses. The Company recognizes an allowance for expected credit losses at each balance sheet date. This estimate is derived from a review of the Company's historical losses based on the aging of receivables. Receivables with similar risk characteristics are pooled for the estimation of expected credits losses. Management adjusts its historical estimate based on its assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. At each reporting date, the Company updates its estimate of expected credit losses to reflect any changes in credit risk since the receivable was initially recorded.

The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in earnings in the year of recovery, in accordance with the entity's accounting policy election. The Company has incurred no write-offs for the year ending December 31, 2023, and 2022. Management will continue to monitor any potential credit losses and adjust as required.

Inventories
Inventories are valued at the lower of first-in/first-out (FIFO) cost or net realizable value and are principally purchased raw materials. The Company regularly reviews inventory quantities by hand and writes down any excess or obsolete inventories to net realizable value. Provisions are recorded to reduce inventory for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage, and specific identification of items, such as product discontinuance. Reductions are based on net realizable value (generally, estimated selling price). Inventories are maintained on off site third party facilities.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets subject to amortization consist of patent costs, which are stated at cost and amortized over their estimated useful lives of seventeen years using the straight-line method. Intangible assets subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. There were no impairments made during 2024 or 2023.

Leases
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising costs totaled $126,488 and $165,374 for the year ended December 31, 2024, and 2023 respectively.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs were $52,576and $39,737 for the years ended December 31, 2024, and 2023, respectively.

Capitalization Policy
Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than- not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any tax jurisdiction.

Sales Tax
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales is recognized as they are delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2024, and 2023, the Company has $0 in deferred revenue.

NOTE 3 GOING CONCERN
These financial statements are prepared on a going concern basis. The Company began operation in 2012. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In prior years, the company had suffered significant losses as a result of research and development which led to the completion of several key projects. With additional products and industries being sought after and entered into, management believes that it will show less losses than it has in prior years.

NOTE 4- INVENTORY
The Company had finished goods inventories of $1,685,219 and $2,320,770 as of December 31, 2024, and 2023, respectively. Additionally, the Company had deposits in inventory of $0.00 and $37,015 as of December 31, 2024, and 2023, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5- FIXED ASSETS
Fixed and Intangible Assets are comprised of the following.

	2024	2023
Buildings and Improvements	114,204	114,204
Furniture and Equipment	207,770	113,620
Molds	6,384	6,384
Total Property and Equipment	328,358	234,208.
Patent	209,281	169,236

NOTE 6- RELATED PARTY TRANSACTIONS
From time to time, the company will issue non-interest-bearing loans to its owners and officers. For the year ending December 31, 2024, no loans were given nor repaid. The total of the loan payoff was $112,835 for December 31, 2023.

NOTE 6- COMMITMENTS AND CONTINGENCIES
Litigation
As of December 31, 2024, there is no pending litigation on the company. There are in processes patents applications in foreign patent offices.

Leases
The company leases an office in Lake Forest, California. The lease extends through July 31, 2024, at a rate of $1,689 due on the first day of the month. The lease is available for renewal at the end of its term, of which

management does plan on renewing. The table below shows the future annual minimum obligations under lease commitment in effect on February 1, 2024.

Year	Amount
2024	20,268
2025	11,823
Total	32,091

NOTE 7- DEBTS

Revolving Credit Line
The company entered into an agreement for the use of an unrelated private parties revolving credit line at an accredited financial institution for the initial purchase of inventory for the agriculture brand line. The terms of the agreement are interesting, bearing at 7.76 percent with principal and interest payments due monthly. The balance of the revolving credit was $1,051,599 and $651,598 as December 31, 2024, and 2023 respectively.

Line of Credit
The company has a revolving credit line through an accredited financial institution. As of December 31, 2024, and 2023, the balance of this line of credit was 0.00.

NOTE 8- STOCKHOLDERS EQUITY
There are three classes of stock (A, B, C). Class A contains voting rights while classes B and C are non-voting. All shares have a par value of $0.0001. As of December 31, 2024, and 2023, the total issued shares are stock are listed below.

	2024	2023
Common Stock A	16,599,504	16,599,504
Common Stock B	627,728	627,728
Common Stock C	2,385,392	2,385,392

NOTE 9 – ADDITIONAL PAID-IN CAPITAL

The amount in the additional-paid-in-capital account on December 31, 2024, and 2023 is $8,602,383 and 8,602,383 respectively and consists of funding provided by the majority shareholders, crowdfund investors and others.

There was no changes to investors or shares as of December 31, 2024.

An investment in Shark Wheel Agriculture subsidiary in the amount of $500,000 occurred in 2023. This investment granted the investor 250,000 units in the subsidiary at a value of 1.00 per unit. There was no changes to this investment in 2024.

NOTE 10 – SECURITY OFFERINGS

During 2022 and 2023 the Company was in the process of raising funds through securities offerings. The security offerings consisted of Common Stock C. Those campaigns ended in 2023. The securities offerings are listed with We Funder and Start Engine. The following investments were received through these platforms for the years ending December 31, 2023, and 2022.

	2023	2022
We Funder	0.00	151,762
Start Engine	200,929	168,919

The company raised a total of $316,971 and 611,923 during these crowd funding campaigns for the years ending December 31, 2023, and 2022 respectively.

There were no security offers in 2024.

NOTE 11- PRIOR PERIOD ADJUSTMENT
An adjustment to the beginning balances was required in the current year. The total of the prior period adjustment is $171,650 and consists of Shipping Costs and Custom Duty that had previously not been included in inventory costs.

NOTE 12 SUBSEQUENT EVENTS

Shark Wheel initiated the process of finding a potential buyer for the majority ownership of the company. The intention is for share owners to receive money in exchange for shares, while still maintaining shares for future liquidation opportunities. Shark Wheel commissioned a 3rd party valuation report, as well as generating substantial documentation available for interested investors to review in a data room. Expenses were incurred as Shark Wheel and the purchasing investors incurred significant legal fees negotiating and drafting all documents needed to complete the transaction. To date, discussions and negotiations are ongoing.

NOTE 13 MANAGEMENT REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through April 12, 2025, the date that the financial statements were available to be issued.